Exhibit 99.5	Form of Letter to Beneficial Holders

TENGASCO, INC. RIGHTS OFFERING
______ __, 2016

To Our Clients:

Enclosed for your consideration is a prospectus, dated ________, 2016 (the “Prospectus”), and an instruction form (the “Instruction Form”) relating to the rights offering by Tengasco, Inc. (the “Company”) of non-transferable rights to purchase shares of its common stock, par value $0.001 per share (“Common Stock”), to holders of its Common Stock, (the “Holders”), on ________, 2016 (the “Record Date”).

Pursuant to the rights offering, each Holder will receive one right (each a “Right”) for every share of Common Stock owned, or deemed owned, by such Holder as of the close of business on the Record Date.  Each Right has two parts, a basic subscription privilege and an oversubscription privilege.  Each basic subscription privilege is exercisable, upon payment of $1.32 (the “Subscription Price”), to purchase two shares of Common Stock, representing a subscription price of $0.66 per share.  You may exercise some, none, or all of you basic subscription privileges.  If you exercise all of your basic subscription privileges, you are eligible to exercise the second part of your right, an oversubscription privilege to purchase an additional number of your choosing of those shares, if any, that are not purchased by other shareholders, at $0.66 per share.  Your oversubscription may be prorated if an insufficient number of unsubscribed shares are available to satisfy all shareholders’ oversubscription requests.

The materials enclosed are being forwarded to you as the beneficial owner of shares of Common Stock carried by us in your account but not registered in your name.  Exercises of the Rights may only be made by us as the Holder of record and pursuant to your instructions.

Accordingly, we request instructions as to whether you wish us to subscribe for any shares of Common Stock for which you are entitled to subscribe for pursuant to the terms and conditions set forth in the enclosed Prospectus.  However, we urge you to read these documents carefully before instructing us to exercise any Rights.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise the Rights on your behalf in accordance with the provisions of the rights offering.  The rights offering will expire at 5:00 p.m., New York City time, on ________, 2016.  Once you have exercised your rights, you may not revoke your election for any reason.

If you wish to have us exercise, on your behalf, your right to purchase shares of Common Stock for which you are entitled to subscribe, please so instruct us by completing, executing, detaching and returning to us, and not the Subscription Agent, the attached Beneficial Owner Election Form along with proper payment for the number of shares for which you are subscribing at the Subscription Price.

Any questions or requests for assistance concerning the offering should be directed to ________ at ________.